Exhibit 12

Abbott Laboratories

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratio)

Three Months Ended
March 31, 2008
Net Earnings	$938
Add (deduct):
Taxes on earnings	223
Capitalized interest cost, net of amortization	4
Minority interest	2

Earnings from Operations as adjusted	1,167

Fixed Charges:
Interest on long-term and short-term debt	143
Capitalized interest cost	(1)
Rental expense representative of an interest factor	15

Total Fixed Charges	157

Total adjusted earnings available for payment of fixed charges	$1,324

Ratio of earnings to fixed charges	8.4

NOTE:    For the purpose of calculating this ratio, (i) earnings have been calculated by adjusting earnings from operations for taxes on earnings; interest expense; capitalized interest cost, net of amortization; minority interest; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.